


                                                 UNITED STATES                                 SEC USE ONLY
                                      SECURITIES AND EXCHANGE COMMISSION                 -------------------------
                                            Washington, D.C. 20549                       DOCUMENT SEQUENCE NO.

                                            Amendment No. 1(1)                           -------------------------
                                                                                         CUSIP NUMBER
                                                   FORM 144/A
                                                                                         -------------------------
                                     NOTICE OF PROPOSED SALE OF SECURITIES               WORK LOCATION
                             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                         -------------------------

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.


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1(a) NAME OF ISSUER (Please type or print)                               (b)  IRS IDENT. NO.    (c) S.E.C. FILE NO.

Euronet Worldwide, Inc.                                                  74-2806888             0-22167
                                                                                                                --------------------
                                                                                                                e) TELEPHONE NUMBER
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1(d) ADDRESS OF ISSUER  STREET          CITY            STATE           ZIP CODE                               AREA CODE   NUMBER

4601 College Boulevard, Suite 300    Overland Park      Kansas          66211                                    (913)     327-4200
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2 (a)  NAME OF PERSON FOR WHOSE ACCOUNT    (b)  SOCIAL SECURITY (c)  RELATIONSHIP   (d)  ADDRESS STREET     CITY    STATE   ZIP CODE
       THE SECURITIES ARE TO BE SOLD            NO. OR IRS            TO ISSUER
           ARE TO BE SOLD                       IDENT. NO.

Michael J. Brown                            ###-##-####          Chairman and       11508 Canterbury       Leawood   Kansas   66211
                                                                 Chief Executive
                                                                 Officer
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INSTRUCTION:  The person filing this notice should contact the issuer to obtain the IRS.  Identification Number and the S.E.C. File
Number.

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3 (a)          (b)                                        SEC USE  (c)            (d)          (e)          (f)           (g)
                                                          ONLY        Number of     Aggregate    Number of    Approxi-     Name of
Title of the    Name and Address of Each Broker Through   Broker-      Shares         Market     Shares or    mate Date    Each Sec-
  Class of        Whom the Securities are to be           Dealer   or Other Units     Value    Other Units     of Sale     urities
 Securities      Offered or Each Market Maker who is      File      To Be Sold                 Outstanding    (See         Exchange
 To Be Sold           Acquiring the Securities            Number                               (See instr.     instr.     (See
                                                                     (See instr.  (See instr.     3(e))        3(f))       instr.
                                                                         3(c))        3(d))                 (MO. DAY YR.)  3(g))
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Common Stock        First Clearing, LLC                               375,000     $6,825,000    31,642,415    See          NASDAQNM
                    10700 Wheat First Drive                                                                   Remarks
                    P.O. Box 6600                                                                             Below
                    Glen Allen, Virginia 23058-6600
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INSTRUCTIONS:
1.  (a) Name of issuer                          3. (a) Title of the class of securities to be sold
    (b) Issuer's I.R.S. Identification Number      (b) Name and address of each broker through whom the securities are intended to
    (c) Issuer's S.E.C. file number, if any            be sold
    (d) Issuer's address, including zip code       (c) Number of shares or other units to be sold (if debt securities, give the
    (e) Issuer's telephone number, including           aggregate face amount)
        area code                                  (d) Aggregate market value of the securities to be sold as of a specified
2.  (a) Name of person for whose account the           date within 10 days prior to the filing of this notice
        securities are to be sold                  (e) Number of shares or other units of the class outstanding, or if debt
    (b) Such person's I.R.S. identification number,    securities the face amount thereof outstanding, as shown by the most recent
        if such person is an entity                    report or statement published by the issuer
    (c) Such person's relationship to the issuer   (f) Approximate date on which the securities are to be sold
        (e.g. officer, director, 10% stockholder,  (g) Name of each securities exchange, if any, on which the securities are
        or member of immediate family of any of        intended to be sold
         the foregoing)
    (d) Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                                                TABLE I -- SECURITIES TO BE SOLD
                        Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
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                                                               Name of Person from Whom Acquired   Amount of
   Title of     Date You                                         (If gift, also give date donor    Securities    Date of   Nature of
  the Class     Acquired    Nature of Acquisition Transaction              acquired)                Acquired     Payment    Payment
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Common Stock    Dec., 1996    Mistaken 144 filed                            Issuer                  375,000     See Remarks  See
                              See Remarks below.                                                                below.       Remarks
                                                                                                                             below.

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INSTRUCTIONS:   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
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                                                TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
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                                                                                                       Amount of          Gross
                  Name and Address of Seller         Title of Securities Sold       Date of Sale     Securities Sold     Proceeds
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REMARKS: On March 11, 2004, Mr. Brown filed a Form 144 (the "First 144") disclosing the sale of 375,000 shares of the Company's common stock under a Rule 10b5-1 trading plan adopted by Mr. Brown on February 24, 2004. As of the date of the filing of this
Amendment No. 1 on Form 144/A, Mr. Brown has sold only 75,000 shares of the 375,000 shares covered under his 10b5-1 plan. These shares will be sold at various increments as certain trading prices set forth in that plan are reached. On November 1, 2004, First
Clearing, LLC mistakenly filed a Form 144 (the "Second 144") on Mr. Brown's behalf. The Second 144 intended to cover the same
375,000 shares as the First 144. This Amendment No. 1 on Form 144/A entirely replaces the Second 144 in order to correct certain errors in that Second 144. This Form 144/A also covers the same 375,000 shares set forth in the First 144 and should not be interpreted to cover an additional 375,000 shares. As one the founders of Euronet Holding N.V. (the predecessor to Euronet
Worldwide, Inc.), Mr. Brown acquired the shares to be sold under this Form 144/A when he exchanged his shares in Euronet Holding
N.V. for shares of Euronet Worldwide, Inc. in 1996 in connection with the Company's decision to register its common stock for public sale. The representations regarding Mr. Brown's knowledge of material information speaks as of the date of the filing of the First
144.

INSTRUCTIONS:                                                                   ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information        The person for whose account the securities to which
is to be given not only as to the person for whose account the securities       this notice relates are to be sold hereby represents
are to be sold but also as to all other persons included in that                by signing this notice that he does not know any
definition. In addition, information shall be given as to sales                 material adverse information in regard to current
by all persons whose sales are required by paragraph (e) of Rule 144 to be      and prospective operations of the Issuer of the
aggregated with sales for the account of the person filing this notice.         securities to be sold which has not been publicly
                                                                                disclosed.


                         November 30, 2004                                              /s/ Michael J. Brown
        ---------------------------------------------------------               ----------------------------------------------------
                             DATE OF NOTICE                                                         (SIGNATURE)

                The notice shall be signed by the person for whose account the securities are to be sold.
                          At least one copy of the notice shall be manually signed.
                        Any copies not manually signed shall bear typed or printed signatures.

FN 1: THIS FORM 144/A WAS MANUALLY FILED WITH THE SEC ON DECEMBER 1, 2004.
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        ATTENTION:  Intentional misstatements or omissions of facts consitute Federal Criminal Violations (See 18 U.S.C. 1001).
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